UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Performance Sports Group Ltd.

(Name of Issuer)

Common Shares, no par value

(Title Class of Securities)

71377G100

(CUSIP Number)

Samuel Robinson

Sagard Capital Partners, L.P.

280 Park Avenue, 3rd Floor West

New York, NY 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 7,721,599

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 7,721,599

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,721,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 16.9%

14	Type of Reporting Person: PN

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 7,721,599

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 7,721,599

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,721,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 16.9%

14	Type of Reporting Person: CO

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 7,721,599

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 7,721,599

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,721,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 16.9%

14	Type of Reporting Person: CO

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Holdings Inc. I.R.S. Identification No. of Above Person (Entities Only): Not Applicable

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: CO

CUSIP No. 71377G100

1	Name of Reporting Person: 9938982 Canada Inc. I.R.S. Identification No. of Above Person (Entities Only): Not Applicable

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: CO

Introduction

This Amendment No. 9 to Schedule 13D (this “Statement”) relates to the beneficial ownership of the Common Shares, no par value per share (the “Shares”), of Performance Sports Group Ltd., a Canadian corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by certain of the Reporting Persons dated February 1, 2016, as heretofore amended (as so amended, the “Schedule 13D”).  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 13D.

Item 4.           Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following:

Discussions With Brookfield Capital Partners Ltd. and its representatives.

Sagard and Brookfield Capital Partners Ltd. (“Brookfield”) have entered into a confidentiality agreement relating to (i) the Issuer and its confidential information, as required by Sagard’s existing confidentiality agreement with the Issuer, and (ii) any other confidential information provided by or on behalf of Sagard to Brookfield.

As a condition to the provision of such confidential information, Brookfield also agreed, until April 23, 2017, not to, directly or indirectly, (i) assist or cooperate with, or become a co-bidder, investor with, lender to, or otherwise participate in any way with (including by submitting a proposal to), any other person or entity (other than Sagard) which seeks to effect a transaction with, or investment in, the Issuer, or otherwise interfere with the Reporting Persons’ activities or (ii) contact the Issuer or any of its stockholders (other than Sagard), lenders, advisors, bondholders, owners, managers, members, directors or other representatives regarding any potential restructuring, strategic alternative, acquisition, financing, joint venture, investment, or similar transaction with or involving the Issuer, including by making a proposal or a request for information.

The Reporting Persons, Brookfield and their respective representatives may discuss the possibility of the Reporting Persons and Brookfield, and/or one or more entities to be formed at the direction of the Reporting Persons, acting together with respect to potential plans or proposals related to a Potential Transaction.

The Reporting Persons and Brookfield have not yet entered into any agreements, term sheets, or other arrangements among themselves with respect to any joint activity and it is presently uncertain whether the Reporting Persons and Brookfield, and/or an entity formed thereby, on the one hand, and the Issuer, on the other hand, will agree to any definitive agreement with respect to any Potential Transaction, or that any Potential Transaction will occur.

Disclaimer of Group.

The Reporting Persons and Brookfield presently have no collective intention with respect to acquiring, voting, holding or disposing of equity securities of the Issuer, including the Shares (whether by tender offer, exchange offer, merger or otherwise).  Accordingly, the Reporting Persons and Brookfield have not agreed to act together with respect to acquiring, voting, holding or disposing of equity securities of the Issuer.  For that reason, the Reporting Persons disclaim the formation of a “group” with Brookfield within the meaning of Rule 13d-5 of the Exchange Act, and are not making a group filing with Brookfield pursuant to Section 13(d) under the Exchange Act.  This Statement is being filed by the Reporting Persons to, among other things, disclose the matters set forth herein with respect to Brookfield, and Brookfield is not a Reporting Person hereunder.

Other

Nothing in this Amendment No. 9 to Schedule 13D shall be deemed to modify the statement in Amendment No. 8 to Schedule 13D that if the Reporting Persons proceed with a plan or proposal regarding a Potential Transaction, they are likely to proceed with Fairfax Financial Holdings Limited (“Fairfax”).  Instead, it is possible that, depending on discussions with Brookfield, Brookfield may be an additional participant in such a plan or proposal submitted by the Reporting Persons (and Fairfax, if applicable).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2016	SAGARD CAPITAL PARTNERS, L.P.

	By:	Sagard Capital Partners GP, Inc., its general partner

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD CAPITAL PARTNERS GP, INC.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD HOLDINGS INC.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: Vice President

9938982 CANADA INC.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President